SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2006

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and Form S-8 Registration Statement File No. 33-71822.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: February 22, 2006

--------------------------------------------------------------------------------
[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

CONTACT:
DROR ISRAEL, CFO
LANOPTICS LTD.  ISRAEL
++972-4-959 6666
E.MAIL: dror@lanoptics.co.il

FOR IMMEDIATE RELEASE

          LANOPTICS ANNOUNCES 2005 FOURTH QUARTER AND YEAR END RESULTS

     YOKNEAM, ISRAEL, February 22, 2006 - LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, today announced results for the fourth quarter and year ended December 31, 2005.

     For the three months ended December 31, 2005, LanOptics reported revenues of US$ 1,285,000 versus US$ 1,721,000 in the fourth quarter of 2004. All of the revenues were attributable to LanOptics' subsidiary, EZchip Technologies. LanOptics incurred an operating loss of US$ 1,829,000, versus an operating loss of US$ 2,224,000 in the fourth quarter of 2004. The majority of the expenses that resulted in the operating loss were attributable to EZchip's research and development efforts on future products. The balance of the expenses were related primarily to EZchip's sales and marketing activities. Net loss for the fourth quarter was US$ 2,036,000, including the cumulative effect of a change in accounting principles in the amount of US$ 115,000, a loss of US$ 0.18 per share, compared to a net loss of US$ 2,378,000, or US$ 0.24 per share, for the same period last year.

     For the twelve months ended December 31, 2005, LanOptics reported revenues of US$ 5,848,000, compared with US$ 4,746,000 for the same period last year. All of the revenues were attributable to EZchip Technologies. LanOptics incurred an operating loss for the twelve months of US$ 10,126,000, which included a US$ 1,475,000 one-time in-process research and development write-off required by generally accepted accounting principles in the United States in connection with the June 2005 share exchange, versus an operating loss of US$ 8,416,000 in the same period last year. Net loss for the twelve months was US$ 10,347,000, including the cumulative effect of a change in accounting principles in the amount of US$ 115,000, or US$ 0.93 per share, compared to a year-earlier loss for the comparable period of US$ 9,154,000, or US$ 0.98 per share.

     "During 2005, we saw growing demand for NP-2, which manifested itself in over 40 design wins with customers that develop a variety of products based on that network processor," said Dr. Meir Burstin, Chairman of the Board. "Unlike our NP-1c network processor, which is targeted at service cards, NP-2 will be used in line cards. This means multiple chips (10 or more) per communication box and consequently higher revenues. Many of our customers are first-tier, global communication companies from all continents. Our customer's feedback regarding their future needs strongly affects our product roadmap and future development plans, and assures that the products we are brining to the market are the products that our customers need.

     "2005 revenues showed growth compared with 2004, but still reflect only a handful of our 15 NP-1c customers that are already in production. An additional 20 NP-1c customers are still in their design phase and we expect most of them to enter production during 2006. Our NP-2 customers have not yet contributed to revenues and we expect the first NP-2 customers to enter production during the second half of 2006. Our chips go into communication equipment that average about two years from design win to product, and volume orders can be expected only after the customer's equipment enters production. Consequently, we have not yet realized the potential of our design wins and we expect that our quarterly revenues will continue to fluctuate. Our future revenue ramp-up will continue to depend on the success of our customers' new products that incorporate our network processors, on market acceptance of these products, and on the pace of recovery in the telecommunications and related markets."

                                   -- more --

--------------------------------------------------------------------------------
[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

ABOUT LANOPTICS

     LanOptics is focused on its subsidiary EZchip Technologies, a fabless semiconductor company providing highly integrated 10-Gigabit and 5-Gigabit network processors. EZchip's network processors integrate many functions normally found in separate chips into a single device. Flexibility, integration and high port-count make EZchip's solutions ideal for a wide range of Layer 2-7 applications for the carrier metro and edge, the enterprise backbone and data centers.

     For more information on EZchip, visit the web site at http://www.ezchip.com

     For more information on LanOptics, visit the web site at http://www.lanoptics.com


     "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2006 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LNOP.

                             -- Tables to Follow --

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[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

                                 LanOptics Ltd.
                      Consolidated Statement of Operations
              (U.S. Dollars in thousands, except per share amounts)

                                                                 Three Months Ended                   Twelve Months Ended
                                                                     December 31                          December 31
                                                                     (UnAudited)                 (UnAudited)        (Audited)

                                                              2005               2004               2005               2004
                                                           -----------        -----------        -----------        -----------
Revenues                                                         1,285              1,721              5,848              4,746
Cost of Revenues                                                   569                734              2,350              1,890
Amortization of Developed Technology                                86                 60                291                240
                                                           -----------        -----------        -----------        -----------
Gross Profit                                                       630                927              3,207              2,616

Research & Development                                           1,631              2,089              8,215              7,267
In-process Research and Development Write-off                       --                 --              1,475                 --
Selling, General & Administration                                  828              1,062              3,643              3,765
                                                           -----------        -----------        -----------        -----------
Operating Loss                                                  (1,829)            (2,224)           (10,126)            (8,416)

Financial and Other Income (Expenses), net                         (92)              (154)              (312)              (738)
                                                           -----------        -----------        -----------        -----------
Loss Before Minority Interest                                   (1,921)            (2,378)           (10,438)            (9,154)
Minority Interest in Loss of Subsidiaries                           --                 --                206                 --
                                                           -----------        -----------        -----------        -----------
Net Loss                                                        (1,921)            (2,378)           (10,232)            (9,154)
                                                           ===========        ===========        ===========        ===========

Cumulative Effect of Change in Accounting Principle               (115)                --               (115)                --
                                                           -----------        -----------        -----------        -----------
Net Loss after Cumulative Effect of Change in
Accounting Principle                                            (2,036)            (2,378)           (10,347)            (9,154)
                                                           ===========        ===========        ===========        ===========

Net Loss per Share                                               (0.17)             (0.24)             (0.92)             (0.98)
Net Loss per Share after Cumulative Effect of Change             (0.18)             (0.24)             (0.93)             (0.98)
in Accounting Principle

Weighted Average Number of Shares Used in Computing
Net Losses per Share                                        11,633,771          9,709,118         11,156,250          9,365,181
                                                           -----------        -----------        -----------        -----------


                                                  -- more --

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[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

                                 LanOptics Ltd.
                           Consolidated Balance Sheet
                           (U.S. Dollars in thousands)

                                                 December 31,  December 31,
                                                   -------      -------
                                                     2005         2004
                                                   -------      -------
                                                 (UnAudited)   (Audited)

ASSETS
CURRENT ASSETS:
Cash, Cash Equivalents & Marketable Securities      19,552       25,619
Trade Receivable                                       931          781
Other Receivables                                      300          703
Inventories                                          2,098        1,279
                                                   -------      -------
Total Current Assets                                22,881       28,382

LONG-TERM INVESTMENTS:
Prepaid Development and Production Costs, Net          381          476
Severance Pay Fund                                   1,564        1,489
                                                   -------      -------
Total Long-Term Investments                          1,945        1,965

PROPERTY & EQUIPMENT, NET                              351          384

Goodwill                                             4,833           --
Intangible Assets, Net                                 861          634
                                                   -------      -------
TOTAL ASSETS                                        30,871       31,365
                                                   =======      =======


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade Payables                                         338          856
Other Payables and Accrued Expenses                  1,916        2,478
                                                   -------      -------
Total Current Liabilities                            2,254        3,334

LONG TERM LIABILITIES:
Accrued Severance Pay                                1,990        1,985
Warrants to Redeemable Preferred Shares                253           --
                                                   -------      -------
Total Long-Term Liabilities                          2,243        1,985

PREFERRED SHARES IN A SUBSIDIARY                    38,567       35,937

SHAREHOLDERS' DEFICIENCY:
Share Capital                                           75           70
Additional Paid-in Capital                          61,185       53,193
Accumulated Other Comprehensive Income/(loss)          (36)         (84)
Accumulated Deficit                                (73,417)     (63,070)
                                                   -------      -------
Total Shareholders' Deficiency                     (12,193)      (9,891)
                                                   -------      -------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY      30,871       31,365
                                                   =======      =======